UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment __)

THE SINGING MACHINE COMPANY, INC.
 (Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

829322304
(CUSIP Number)

Gary Atkinson, Esq.
General Counsel
The Singing Machine Company, Inc.
6601 Lyons Road, Bldg. A-7, Coconut Creek FL
Telephone: 954-596-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 829322304	Schedule 13D	Page 2 of 6
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only):
koncepts International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong, China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,182,679 (including 2,500,000 currently exercisable warrants to purchase common stock)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
21,182,679 (including 2,500,000 currently exercisable warrants to purchase common stock)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,182,679
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.0%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1. SECURITY AND ISSUER.

The title of the class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the Common Stock, par value $0.01 per share, issued by The Singing Machine Company, Inc., a Delaware corporation (the "Company").

The address of the principal executive office of the Company is 6601 Lyons Road, Bldg. A-7, Coconut Creek, Florida 33073.

Item 2. IDENTITY AND BACKGROUND.

Item 2(a). The person filing this Statement is koncepts International Limited (“koncepts”) also referred to as the “Reporting Person.”

The shareholders of the Reporting Person are Starlight Video Ltd. and Starlight Industrial Holdings Ltd., also referred to as the “Controlling Shareholders.”

The name of each director and each executive officer of the Reporting Person is set forth below:

Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy
Lau Yat Sun, Kevin

The name of each director and each executive officer of Starlight Industrial Holdings, Ltd. is set forth below:

Mr Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy
Hon Sheung Tin, Peter

The name of each director and each executive officer of Starlight Video, Ltd. is set forth below:

Mr Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy
Lau Yat Tung
Lau Shek Hung

Item 2(b).

The Reporting Person’s principal place of business is located at 5/F Shing Dao Industrial Bldg, 232 Aberdeen Main Road, Aberdeen China. The principal business address of all other persons named in Item 2(a) above is 5/F Shing Dao Industrial Bldg, 232 Aberdeen Main Road, Aberdeen China for purposes of this Statement.

Item 2(c).

The Reporting Person is an investment holding company and is organized in Hong Kong, China.  The person named in Item 2(a) above, Mr. Lau Sak Hong, Philip is the Chairman of the Reporting Person. He is a citizen of Hong Kong, China.

The Controlling Shareholders are principally involved in the design, manufacture, and sale of consumer electronics products.  Each Controlling Shareholder is a 50% owner of the Reporting Person. The Controlling Shareholders are each organized in Hong Kong.

The other persons named in Item 2(a) above, Messrs. Lau Sak Hong, Lau Sak Kai, Lau Sak Yuk, Lau Yat Sun Kevin, Hong Sheung Tin, Lau Yat Tung, and Lau Shek Hung are each directors of the Controlling Shareholders. Each is a citizen of Hong Kong, China.

Item 2(d)-(e).

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above, has been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 25, 2006, the Reporting Person acquired 12,875,536 shares of Common Stock and three Common Stock purchase warrants to purchase an aggregate of 5,000,000 shares of Common Stock pursuant to a securities purchase agreement for an aggregate purchase price of  $3,000,000 in cash. On or about April 16, 2007, the Reporting Person exercised warrants and acquired 2,500,000 shares of Common Stock of the Company in consideration for $582,500 in cash.  The source of the funds used to acquire the securities was working capital. Pursuant to a stock purchase agreement, on September 28, 2007, the Reporting Person purchased 857,143 shares of Common Stock in consideration for the settlement of certain trade payables in the amount of $300,000.  Pursuant to a stock purchase agreement dated March 25, 2009, by and between the Reporting Person and the Company, the Reporting Person agreed to purchase an additional 2,450,000 shares of Common Stock, at approximately $.10 per share, in consideration for the settlement of certain trade payables of the Company in the amount of $245,000.  The transaction was consummated on or about April 23, 2009.

Item 4. PURPOSE OF TRANSACTION.

The series of transactions pursuant to which the Reporting Person acquired the shares of Common Stock of the Company were consummated in-part with cash with the remainder as settlement of trade payables of the Company by issuance to the Reporting Person of the shares of Common Stock.

The Reporting Person acquired the securities of the Company described in Item 3 of this Statement for investment purposes.  The Reporting Person reserves the right to purchase additional securities of the Company, to sell all or some of the securities beneficially owned by it, or to otherwise trade in the securities, in open market or private transactions.  Except as described herein, the Reporting Person has no plans or proposals currently which relate to or would result in the activities described in clauses (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns an aggregate of 21,182,679 shares of Common Stock, which is the class of securities identified pursuant to Item 1 above. Pursuant to Rule 13d-3(d)(1) of the Exchange Act, the above number and other references herein to the number of shares of Common Stock the Reporting Person beneficially owns generally includes 2,500,000 shares of Common Stock of the Company underlying currently exercisable warrants.  As of the date of this Statement, 37,449,423 shares of Common Stock of the Company were outstanding.

Accordingly, the Reporting Person beneficially owns approximately 53.0% of the Company's outstanding Common Stock (which includes a warrant currently exercisable into 2,500,000 shares of Common Stock).

The Reporting Person has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of 21,182,679 shares of Common Stock. No shares are held with shared voting or dispositive power.

Pursuant to a stock purchase agreement dated March 25, 2009, by and between the Reporting Person and the Company, the Reporting Person agreed to purchase an additional 2,450,000 shares of Common Stock, at approximately $.10 per share, in consideration for the settlement of certain trade payables of the Company.  The transaction was consummated on or about April 23, 2009.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

koncepts International Limited

Dated: May 22, 2009	/s/ Philip Lau
Print Name: Philip Lau
Title: Chairman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).